               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No.1)

                    MOTIVEPOWER INDUSTRIES, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                       000 553 05T-102
                       (CUSIP Number)

                   Glen J. Cocchiola, Esq.
                   Dillon, Bitar & Luther
                      53 Maple Avenue
                       P.O. Box 398
                 Morristown, NJ 07963-0398
                       (973) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                     November 21, 1997
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement. [ ]

                           SCHEDULE 13D

CUSIP No.   000 553 05T-102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intermarket Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware


__________________
                  |    7.   SOLE VOTING POWER           --
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER         886,688
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER      --
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER     886,688


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                 886,688


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.999%


14.  TYPE OF REPORTING PERSON*                             CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to MotivePower Industries, Inc., formerly known as MK Rail Corp. (the "Issuer"), which has its principal executive offices at 1200 Reedsdale Street, Pittsburgh, PA 15233, telephone number (412) 237-2250. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").


Item 2.  IDENTITY AND BACKGROUND.

          This Statement is filed by Intermarket Corp.
("Intermarket").

          Intermarket has its principal place of business 667
Madison Avenue, New York, New York 10021.

          Intermarket's principal business is providing investment management services to corporations and it acts as general partner of investment partnerships.

          The executive officers of Intermarket are Lionel Goldfrank, III, President; Ian MacKenzie, Vice President; Thomas
P. Borger, Vice President; and David B. Forer, Vice President. Each has as his business address, the address of Intermarket. Each has as his principal occupation or employment, the position with Intermarket listed above. The executive officers of Intermarket constitute of all of its shareholders and no shareholder has absolute control. No other person is directly or indirectly in control of Intermarket.

          Neither Intermarket nor any person named in this Item
2. has during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Intermarket nor any such person was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Intermarket is a Delaware corporation.

          All of the persons identified in response to this Item
2. are citizens of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A plan of reorganization (the "Plan"), filed under Chapter 11 of the United States Bankruptcy Code, for Morrison Knudsen Corporation, a Delaware corporation ("MK") was confirmed on August 26, 1996. The Plan became effective on September 11, 1996. Immediately prior to the effectiveness of the Plan, MK, through a subsidiary, Morrison Knudsen Corporation, an Ohio corporation ("MKO"), owned 11,149,000 (63.48%) of the outstanding shares of Common Stock of the Issuer. Entities with claims against MK will receive in the aggregate 10,706,233 shares of the Common Stock owned by MKO. Under the Plan holders of allowed claims will also receive other consideration in satisfaction of the allowed claims.

          Certain corporations and partnerships to which Intermarket provides investment management services received pursuant to the Plan in partial satisfaction of allowed claims against MK having an aggregate face value of $35,000,000, and Common Stock in the aggregate amount of 1,083,688 shares. The Certificates for these shares of Common Stock were issued on or about October 3, 1996 upon consummation of the Plan.

Item 4.     PURPOSE OF TRANSACTION.

          The shares of Common Stock were acquired by such corporations and partnerships pursuant to Morrison Knudsen
Corporation's Plan of Reorganization and the Common Stock received is held as an investment.

           The holders of the Common Stock advised by Intermarket may sell shares of the Common Stock or purchase additional shares of the Common Stock but they have no present plans to do so.

          Intermarket has no plan or proposals which relate to the actions by the Issuer set forth in the Instructions to Item 4 of Schedule 13D or any action similar thereto.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

          Intermarket provides investment management services to corporations and acts as general partner of investment limited partnerships. As a result of Intermarket's investment management services to these corporations and partnerships, Intermarket may be deemed to have shared voting and dispositive power over such shares with such holders. None of these corporations or partner-

ships hold or beneficially own in excess of 5% of the Common
Stock of the Issuer. As of the date of this Schedule 13D, such corporations or partnerships hold in the aggregate 886,688 shares of the Issuer's Common Stock or 4.999% of the outstanding shares based upon 17,736,443 shares outstanding as of November 9, 1997 as reported by the Issuer in its most recent Report on Form 10-Q.

          Intermarket has had no transaction in the securities of the Issuer, and none of the entities for which it provides investment management services to has had transactions in the securities of the Issuer in the last sixty (60) days except for the sales by advised corporations and partnerships of 15,000 shares at 26 1/4 on November 21, 1997, 3,000 shares at 23.208 on December 16, 1997 and 5,000 shares at 22 on December 17, 1997. All transactions were made through brokers.

     On December 17, 1997 Intermarket ceased to be the beneficial owner of more than 5% of the Issuer's common stock.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Issuer and MKO entered into a stockholders agreement, dated as of June 20, 1996 and amended as of July 25, 1996 (the agreement and the amendment together the "Stockholders Agreement"). Under the Plan persons receiving the Common Stock previously owned by MKO will be bound by the terms of the Stockholders Agreement. The terms of the Stockholders Agreement provides for, among other items, the following: registration rights, certain voting restrictions, certain restrictions relating to the solicitations of proxies and tender offers and the granting of certain rights for the calling of meetings for the purpose of holding a vote of stockholders to fill vacancies on the board of directors. The terms of the Stockholders Agreement are set forth in more detail in the exhibits incorporated by reference in Item 7 of this Schedule 13D.

Item 7.     MATERIALS TO BE FILED AS EXHIBITS.

        1.      The Stockholders Agreement, dated as of June 20,
1996, between  MK Rail Corporation and Morrison Knudsen
Corporation incorporated by reference to exhibits to Form 8-K of MK Rail Corporation dated July 3, 1996.

        2.      The First Amendment to the Stockholders
Agreement, dated as of July 25, 1996, between MK Rail Corporation and Morrison Knudsen Corporation incorporated by reference to exhibits to Form 8-K of MK Rail Corporation dated September 10,
1996.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              INTERMARKET CORP.


Dated: December 18, 1997      By:   IAN MAC KENZIE
                                    _____________________________
                                    Ian MacKenzie, Vice President

ATTENTION: INTENTIONAL MISTAKES OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)